SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Porter Bancorp, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

736233107
(CUSIP Number)

with a copy to:
Marc Weingarten and David E. Rosewater
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 24,, 2011
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 736233107	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON SBAV LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 744,135 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 744,135 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 744,135 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.2%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 736233107	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON SBAV GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 744,135 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 744,135 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 744,135 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.2%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 736233107	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON George Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 744,135 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 744,135 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 744,135 shares of Common Stock (including warrants to purchase 228,261 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.2%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 736233107	SCHEDULE 13DA	Page 5 of 7 Pages

1	NAME OF REPORTING PERSON Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0%
14	TYPE OF REPORTING PERSON* IA; CO

CUSIP No. 736233107	SCHEDULE 13D/A	Page 6 of 7 Pages

This Amendment No. 2 to Schedule 13D ("Amendment No. 2") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 11, 2011 (the "Original Schedule 13D") and Amendment No. 1 to the Original Schedule 13D filed with the SEC on August 5, 2011 (“Amendment No. 1” and together with the Original Schedule 13D and this Amendment No. 2, the “Schedule 13D”) with respect to the common stock, no par value (the "Shares") of Porter Bancorp, Inc., a Kentucky corporation (the "Issuer" or "Bank").  Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.  This Amendment No. 2 amends Items 4, 5(c) and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended by the addition of the following:

On September 21, 2011, the Bank entered into a Written Agreement with the Federal Reserve Bank of St. Louis (the “Agreement”), pursuant to which the Bank is required to submit a written plan to the Federal Reserve to address the “adequacy of the Bank’s capital” and the “source and timing of additional funds necessary to fulfill … future capital requirements.”

On October 24, 2011, the Reporting Persons sent a letter to Mr. J. Chester Porter, the Chairman of the Board of Directors, expressing their concern over the ability of the Bank to fulfill its obligations under the Agreement in the absence of a capital raise.  To ensure that the Bank is able to comply with the requirements set forth in the Agreement, the Reporting Persons offered to invest as much capital as the Bank may require, up to 24.9% of the Bank’s total equity or additional amounts up to $25 million subject to required regulatory approvals and customary due diligence, at a price equal to the accurate tangible book value of the Company.

This summary of the letter is qualified in its entirety by reference to the full text of the letter, which is filed as Exhibit 8 to this Schedule 13D and is incorporated by reference into this Item 4.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5(c) is hereby amended and restated as follows:

(c) No transactions in the Shares were effected by the Reporting Persons since the filing of Amendment No. 1.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and supplemented by the addition of the following:

Exhibit	Description
8	Letter from Clinton Group, Inc. to Mr. J. Chester Porter, dated October 24, 2011.
9	Joint Filing Agreement, dated October 24, 2011.

CUSIP No. 736233107	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 24, 2011

Clinton Group, Inc.

By:	/s/ Francis Ruchalski
Name:	Francis Ruchalski
Title:	Chief Financial Officer

SBAV LP

By:	SBAV GP LLC, its general partner

By:	/s/ George Hall
Name:	George Hall
Title:	Managing Member

SBAV GP LLC

By:	/s/ George Hall
Name:	George Hall
Title:	Managing Member

/s/ George Hall
George Hall